Ares Acquisition Corporation II

c/o Ares Management LLC

245 Park Avenue, 44th Floor

New York, NY 10167

April 19, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald E. Alper and Pam Howell

Re:	Ares Acquisition Corporation II

Registration Statement on Form S-1

File No. 333-270951

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ares Acquisition Corporation II (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:30 p.m., Eastern Time, on April 20, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Monica J. Shilling, of Kirkland & Ellis LLP, special counsel to the Company, at (310) 552-4355, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Anton Feingold
Anton Feingold
Secretary